Exhibit 22.3

SOLICITATION OF VOTES

FROM HOLDERS OF THE

RENEWABLE UNSECURED SUBORDINATED NOTES

OF

TWIN CITIES POWER HOLDINGS, LLC

JUNE 2, 2015

Dear Twin Cities Power Holdings LLC Noteholder:

You are receiving this communication from Twin Cities Power Holdings, LLC (the “Company”) because as of May 27, 2015, the record date established by the Company’s Board of Governors (the “Board”) for voting on the Proposal described below (the “Record Date”), you were the holder of one or more of the Company’s Renewable Unsecured Subordinated Notes (each, a “Noteholder” and the “Subordinated Notes”, respectively).

For a number of reasons, the Board has recommended a restructuring of the Company as described below (the “Restructuring Plan” or the “Plan”) and, pursuant to the documents governing the Subordinated Notes, you are entitled to vote on the proposed one-time waiver of the provisions of Section 5.1 of the Indenture since part of the Plan involves the transfer of a substantial portion of the Company’s assets – namely the Company’s wholesale trading business, its real estate and other diversified investments, and its legacy retail energy business. After the restructuring, the Company will be primarily focused on the retail energy market with a new strategy and emphasis.

The terms, interest rates, ability to redeem Subordinated Notes at maturity, and each of our other obligations to you will remain the same whether or not the waiver is approved.

Background

As you know, the Company currently has three primary reporting segments or businesses – wholesale trading, retail energy services, and diversified investments – each with different financing requirements, operating characteristics, and risks.

Wholesale Trading

Our wholesale energy business is a commodity trading business in markets with constantly changing rules and regulations. It is also characterized by extreme price volatility with high levels of earnings risk. Further, the business requires significant liquidity to mitigate this volatility. We can make a lot of money in some periods and lose a lot in others. See the table below for an example:

Wholesale Trading Results by Quarter, 2014

Dollars in thousands	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Segment revenue	25,210	1,605	496	9,584

Operating income (loss)	13,131	(2,462)	(5,133)	2,853

As described in an 8-K filing dated June 2, 2015, on June 1, 2015, the Company sold Twin Cities Power (“TCP”) and its subsidiary, Summit Energy (“Summit”), to a Texas-based company. The reason for the sale of TCP and Summit is that these entities principally traded a financial product offered by PJM called “up to congestion” or “UTC”, the economics of which have recently become surrounded by an exceptionally high level of uncertainty.

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Specifically, on August 29, 2014, the Federal Energy Regulatory Commission began an action under the Federal Power Act called a Section 206 proceeding to determine whether or not a new set of fees (BOR Fees) should be imposed on UTC trades and whether or not such charges should be applied retroactively. Since the date of FERC’s announcement, volume in PJM’s UTC market has fallen by about 80% and many other traders have also left the market, probably due to the uncertainty surrounding the possible level of BOR Fees and the risk that such, if and when applied, could have severe and adverse financial consequences. The Company decided that the most prudent course was to exit the business.

However, the buyer has entered into administrative services and software license agreements with Apollo, our energy services subsidiary, which will provide a fee-based revenue stream notwithstanding the Company’s exit from the PJM UTC market.

Retail Energy Services

The “deregulated” retail energy business in the U.S. is a relatively young industry with about 300 market participants in 14 full choice jurisdictions supplying residential and small commercial accounts. These companies compete principally on price and on a state-by-state or region-by-region basis; there are only a handful of national players doing business in all restructured areas. The primary marketing strategy the vast majority of these competitors pursue is driven by price. However, we believe there are a variety of alternative strategies to develop that may yield success.

As described in our periodic filings with the Securities and Exchange Commission and our press releases, over the last few years we have been engaged in building our retail energy business. In June 2012, we purchased a Connecticut retailer with less than 150 accounts, and in January 2014, we acquired Discount Energy Group, since renamed Town Square Energy East, which was licensed in four PJM states. To date, we have gone to market primarily via state-run comparison shopping engines, pursued a pricing policy that positioned us within the three lowest cost alternatives, and a supply strategy seeking to capitalize on our trading skills in the highly volatile New England wholesale market. As a result, our customers are principally located in New England as shown by the table below.

Retail Customers Receiving Service
at March 31, 2015

State	Count	Percent

Connecticut	21,786	74%
Massachusetts	245	1%
New Hampshire	40	0%
Rhode Island	–	0%
ISONE (New England)	22,071	75%

Maryland	588	2%
New Jersey	965	3%
Ohio	2,246	8%
Pennsylvania	3,738	13%
PJM (East)	7,537	25%
Total	29,608	100%

Expected Results of the Plan

We see significant opportunities for growth in the retail energy space by pursuing alternative operating strategies and markets as well as a less risky way to be involved in the wholesale trading business. We believe that it would be difficult to pursue these opportunities within our existing structure, hence the Restructuring Plan.

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The details of the Plan described below will leave the Company with two business segments - financial services and retail energy. The financial services business will be primarily focused on serving commercial and consumer lending opportunities in the power sector, an area in which we have long experience, while the new retail energy business will pursue operating strategies different than those currently employed. Further, we believe that the equity valuation of the business may be enhanced by a concentration on retail.

In general, the cash flow of retail energy and financial services businesses are much more stable than those of wholesale trading, as each customer represents a reasonably predictable revenue stream, either of energy sales or interest income. Furthermore, retail energy companies that are publicly traded tend to be valued on a per customer basis, with recent valuations ranging from $200-$500 per customer. In addition, our analysis of the public market for energy companies indicates that combining a proprietary wholesale trading operation with a retail energy business results in a reduced overall valuation, as the market generally assigns little value to trading profits due to their extreme volatility.

In other words, wholesale electricity trading makes for a good private equity investment but not a particularly attractive publicly traded equity. On the other hand, a retail energy business may find it easier to access the public equity capital markets given the relatively predictable earnings stream.

The Restructuring Plan

There are four key steps to the Restructuring Plan as approved by our Board on May 27, 2015:

1.	We created three new first tier subsidiaries of Twin Cities Power Holdings – Aspirity Energy, Aspirity Financial, and Krieger Enterprises and three new subsidiaries of Aspirity Energy - Aspirity Energy Northeast, Aspirity Energy Mid-States, and Aspirity Energy South. Northeast, Mid-States, and South will serve retail customers in jurisdictions in the footprints of ISONE and NYISO, PJM and MISO, and ERCOT, respectively.

2.	We will transfer the ownership of Cygnus Partners, Chesapeake Trading Group, Retail Energy Holdings, Cyclone Partners, Apollo Energy Services, all other non-Aspirity subsidiaries of TCPH, and certain other assets in our diversified investment portfolio (the “Existing Businesses”) to Krieger Enterprises.

3.	Subject to the Noteholders’ one-time waiver of the provisions of Section 5.1 of the Indenture, we will transfer 100% of the equity of Krieger Enterprises (all of the Existing Businesses) to Timothy S. Krieger, the Company’s 99.50% owner and current Chief Executive Officer and Summer Enterprises, LLC (the Company’s 0.50% owner), for consideration that will include a promissory note (the “Purchase Note”) of $21,914,968.35 which is the principal amount of the outstanding Subordinated Notes as of the Record Date.

One of the purposes of the Purchase Note is to ensure that the cash flows generated by the Existing Businesses will continue to be used to pay the interest and principal on the outstanding Subordinated Notes. In addition, the loan agreement governing the Purchase Note will contain customary protective provisions for the lender, Aspirity Financial, which should ultimately accrue to the benefit of the Subordinated Note holders. In other words, even though the Company will no longer own them, the cash flow the Existing Businesses will continue to support the Subordinated Notes.

No provisions of the outstanding Subordinated Notes will change in any way. The Company will remain a SEC reporting company and will continue to sell new Subordinated Notes after your consent to the waiver.

4.	When the Krieger Enterprises transactions are closed, the Company will change its name to Aspirity Corporation, will operate through Aspirity Financial and Aspirity Energy and its second tier subsidiaries, and will change its corporate form to that of a corporation electing Subchapter C income tax status. In the event we decide to access the public equity markets, we would have to do so as a C corporation.

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The Board’s Recommendation Regarding the Plan

In summary, if Noteholders approve the waiver, the Board believes that the Company will continue to be fully capable of meeting all of its financial obligations to the Subordinated Noteholders, and that the holders of Subordinated Notes can benefit from the anticipated growth of new businesses. Consequently, the Board unanimously recommends that you vote “YES” to approve the proposed waiver request.

Regardless of how you vote, we appreciate your attention to this matter.

How to Vote

Enclosed with this letter is a ballot on ivory colored paper. We are asking you to cast a vote with respect to whether or not you approve the following Proposal:

To approve a one-time waiver of the provisions of Section 5.1 of the Indenture, which will permit Twin Cities Power Holdings, LLC (“TCPH”) to transfer 100% of the outstanding equity interests of Krieger Enterprises, LLC to Timothy S. Krieger, sole owner and current CEO of TCPH.

The Indenture requires that we obtain affirmative approval from a majority of the principal amount outstanding under the Subordinated Notes.

For example, since there were $21,914,968.35 in principal amount of Subordinated Notes outstanding as of the Record Date, we will need to obtain affirmative or “YES” votes from holders of at least $10,959,675.67 in outstanding principal amount. Accordingly, if you do not vote, that has the same effect as a “no” vote.

Ballots may be scanned and emailed to investorrelations@twincitiespower.com, faxed to 952-898-3571, or mailed to the Company in the self-addressed, stamped envelope provided.

If you have any questions regarding the Restructuring Plan, please do not hesitate to call or email Wiley Sharp, the Company’s CFO, at 952-241-3105, wsharp@twincitiespower.com.

PLEASE RETURN COMPLETED BALLOTS BY WEDNESDAY, JUNE 26, 2015.

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